Points International to Hold Investor Event in Toronto on March 28, 2019

TORONTO – March 13, 2019 – Points International Ltd. (TSX: PTS) (Nasdaq: PCOM) (Points), the global leader in powering loyalty commerce, will hold an investor event on March 28, 2019 from 1:30 p.m. – 4:30 p.m. Eastern time at the TMX Group’s Broadcast Center located on 130 King Street West, Toronto, Ontario.

Points President Christopher Barnard and CFO Erick Georgiou will host an extended presentation to introduce new investors to the Points story and provide current shareholders with additional insights into the operating model and growth potential.

Agenda will cover the following:

  Detailed industry background, including an in-depth discussion on loyalty program economics and trends.
  Comprehensive overview of Points’ business, focusing on the Loyalty Commerce Platform and the three operating units that utilize it.
  Analysis of Points’ growth formula and discussion on the newly introduced long-term financial goals of the company.
  Extensive question and answer sessions following each of the above discussions.

The event will be broadcast live and available for replay via webcast here and on the investor relations section of the company’s website at investor.points.com. For more information or to request an invitation, please contact Points’ investor relations team at IR@points.com.

About Points International Ltd.

Points (TSX: PTS) (Nasdaq: PCOM) provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. The Company has a growing network of nearly 60 global loyalty programs integrated into its unique Loyalty Commerce Platform. Points offers three core private or co-branded services: its Loyalty Currency Retailing service, which retails loyalty points and miles directly to consumers; its Platform Partners service, which offers developers transactional access to dozens of loyalty programs and hundreds of millions of members via a package of APIs; and its Points Travel service, which helps loyalty programs increase revenue from hotel bookings, while enabling members to more effectively earn and redeem loyalty rewards. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, please visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points' financial information, visit investor.points.com.

Investor Relations Contact
Sean Mansouri or Cody Slach
Liolios
1-949-574-3860
IR@points.com